UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

AuraSource, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

05153V105

(CUSIP number)

John P. Boesel

7377 E, Doubletree Road, #290

Scottsdale, AZ 85258

(480) 368-1488

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 1, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 05153V105	SCHEDULE 13D	Page 2 of 4

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John P. Boesel

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
PF; OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7. SOLE VOTING POWER 11,707,175
NUMBER OF
SHARES
BENEFICIALLY	8. SHARED VOTING POWER None
OWNED BY
EACH
REPORTING	9. SOLE DISPOSITIVE POWER 155,325
PERSON WITH

10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
11,707,175 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.2%

14.	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 05153V105	SCHEDULE 13D	Page 3 of 4

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value, (the “Common Stock”), of AuraSource, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1490 South Price Road, Suite 219, Chandler, Arizona 85286.

Item 2.	Identity and Background

(a)	The name of the reporting person is John P. Boesel.

(b)	The business address of the reporting person is 7377 E. Doubletree Road, Suite 290, Scottsdale, Arizona 85258.

(c)	The reporting person is a Registered Principal and Senior Vice President of Source Capital Group, Inc., a registered broker dealer.

(d)	The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). He has not been, during the past five years, nor is he now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	The reporting person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person purchased shares of the Issuer’s Common Stock in [open market transactions, all with his own funds].  The reporting person has not used funds or other consideration borrowed or otherwise obtained for any of his acquisitions of the Issuer’s securities.  The reporting person also holds an irrevocable proxy for 9,625,000 shares of the Issuer’s Common Stock held by Mongolian Natural Resources Investment Group and another irrevocable proxy for 1,926,850 shares of the Issuer’s Common Stock held by MongSource Ltd.

Item 4.	Purpose of Transaction

The reporting person acquired the Issuer’s Common Stock for general investment purposes.

The reporting person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above, except that the reporting person has requested that the Issuer hold a special meeting of its shareholders to elect directors as the Issuer has not held a meeting of shareholders in several years and he has requested that his name be included in the nominees for election of directors.

CUSIP No. 05153V105	SCHEDULE 13D	Page 4 of 4

Item 5.	Interest in Securities of the Issuer

(a)          The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the reporting person is as follows:

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class

John P. Boesel	11,707,175	32.2%

(b)          The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages.

(c)          There have been no reportable transactions with respect to the Common Stock of the Issuer within the last sixty days by the reporting person.

(d)          As noted above, the reporting person holds a irrevocable proxy from two (2) shareholders.  The reporting person affirms that no person other than the reporting person has the right to receive, or power to direct the dividends or the proceeds from the sale of any of the securities covered by this statement except for the two shareholders (one of which includes Mongolian Natural Resources Investment Group, a greater than 5% shareholder) for which the reporting person holds the aforementioned proxies.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be filed as Exhibits

(a)          Irrevocable Proxy held by the Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2012

(Date)

By:	/s/ John P. Boesel
John P. Boesel

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).